

August 26, 2010

Mr. Panagis Vourloumis
Chairman and Managing Director
Hellenic Telecommunications Organization S.A.
99 Kifissias Avenue
GR 15124 Amaroussion
Athens, Greece

   **Re:** **Hellenic Telecommunications Organization S.A.**
     **Form 20-F for Fiscal Year Ended December 31, 2009**
     **Filed June 7, 2010**
     **File No. 1-14876**

Dear Mr. Vourloumis:

   We have reviewed your filing and have the following comments.  Please provide us with the requested information so we may better understand your disclosure.

   Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response.  If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

   After reviewing the information you provide in response to these comments, we may have additional comments.

Form 20-F for Fiscal Year Ended December 31, 2009

Note 8.  Investments, page F-29

COSMOFON and GERMANOS TELECOM SKOPJE, page F-30

1. We note that you received proceeds for the settlement of intra-group loans and receivables in connection with the sale of COSMOFON and GERMANOS TELECOM SKOPJE.  Clarify for us whether these liabilities were reflected in the balance sheets of the subsidiaries on page F-32.  If so, tell us how you accounted for this settlement and how you considered it in determining the gain recognized on the sale.

<u>Note 18.  Provisions for Pensions, Staff Retirement Indemnities and Other Employee Benefits, page F-41</u>

<u>Voluntary Leave Schemes, page F-45</u>

2. It is unclear to us how the transfer of 4% of your share capital from the Hellenic State to IKA-ETAM released you from your liability associated with these benefits.  Tell us why the Hellenic State transferred these shares with no cash consideration on your behalf and explain in more detail your basis for recognizing a gain from this transaction.

Please file all correspondence over EDGAR.  We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require.  Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Melissa Hauber, Senior Staff Accountant, at (202) 551-3368 or Carlos Pacho, Senior Assistant Chief Accountant, at (202) 551-3835 if you have questions regarding comments on the financial statements and related matters.  Please contact me at (202) 551-3810 with any other questions.

Sincerely,


Larry Spirgel
Assistant Director